FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 11, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Amends Organizational Structure

July 11, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces changes to the organizational structure of the Company as part of its efforts at strengthening operational efficiency and streamlining the decision-making process on the regional level in Russia. As result of these changes, MTS’ Management Board increases from 12 to 14 members.

It is expected that the organizational changes will lead to a reduction in the number of oversight bodies in the Company’s core market — Russia, a higher level of personal responsibility for the operational results in Russia of the Office of the President of MTS, a greater role in the decision-making process of the macro-regions and an increase in the efficiency of the infrastructure development on the MTS Group level.

Key organizational changes include:

•                  Creation of the position of the Chief Operating Officer, whose responsibilities will include the development of the Company’s infrastructure;

•                  Separation of the marketing and sales functions;

•                  Separation of the human resources and administrative functions;

•                  Direct reporting of the heads of the macro-regions of Business Unit “MTS Russia” to the Office of President of MTS.

Mr. Aleksander Popovskiy is assuming the position of Vice President, Chief Operating Officer. Mr. Vadim Savchenko is assuming the position of Vice President, Sales and Customer Service. Ms. Nataliya Bereza is assuming the position of Vice President, Human Resources.

“Given the transformation of MTS into an integrated telecommunications provider, it is necessary to alter our organizational structure to reflect the scale and scope of our fixed and mobile business in Russia. By assigning functional leadership to three critical areas - sales, marketing and operations - and compelling the heads of macro-regions to report directly to the CEO, we can sooner bring to market convergent products and services and ensure a greater efficiency in our operations. This will provide a better experience for our customers and lead to greater efficiency throughout the organization,” remarked Mr. Andrei Dubovskov, President and Chief Executive Officer of MTS.

Following the changes, the Company’s Management Board will now consist of:

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer;

•                  Ms. Nataliya Bereza, Vice President, Human Resources;

•                  Mr. Mikhail Gerchuk, Vice President, Marketing;

•                  Dr. Michael Hecker, Vice President, Strategy and Corporate Development;

•                  Mr. Ruslan Ibragimov, Vice President, Corporate and Legal Matters;

•                  Mr. Alexey Kornya, Vice President and Chief Financial Officer;

•                  Mr. Sergey Nikonov, Director, Administration;

•                  Mr. Aleksander Popovskiy, Vice President, Chief Operating Officer;

•                  Mr. Oleg Raspopov, Vice President and Head of Business Unit “MTS Foreign Subsidiaries”;

•                  Mr. Vadim Savchenko, Vice President, Sales and Customer Service;

•                  Mr. Valery Shorzhin, Director, Procurement;

•                  Mr. Andrei Terebenin, acting Vice President, Corporate Communications;

•                  Mr. Andrei Ushatskiy, Vice President, Chief Technology Officer;

•                  Mr. Frederic Vanoosthuyze, Vice President, Information Technology.

* * *

Biographies:

Ms. Nataliya Bereza graduated from the Kyiv National Linguistic University in 1997.

Prior to joining MTS Ukraine, Ms. Bereza worked for four years at Kraft Foods (Ukraine) and more than two years in the British American Tobacco (Ukraine), where she occupied various positions in the field of human resources. She is a member of a number of professional associations in the area of human resources management, including the European Business Association and the American Chamber of Commerce in Ukraine.

Ms. Bereza joined MTS in September 2006 when she headed the personnel training and development department. She was appointed to the position of the Director of Human Resources of MTS Ukraine in 2007.

Mr. Vadim Savchenko was born in 1974. He is a graduate of the Law Faculty of the Humanitarian University in Yekaterinburg, Russia. Mr. Savchenko has over 15 years of operational experience in sales — from the coordinator of the sales department to the director of a branch in such companies as Pepsi International Bottlers LLC, Joint Stock Company “JTI” and OJSC “Vienna.”

Mr. Savchenko first joined MTS in 2005, when he assumed the position of the director of the department in charge of partner relations at macro-region “Ural” until 2007. From 2007 to 2008 he was the director of the Urals branch of OJSC “HARDWARE-Retail.” In November 2008, Mr. Savchenko became the Director of Sales at MTS Ukraine.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.7 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: July 11, 2011